EXHIBIT 11

                                       [Videsh Sanchar Nigam Limited Letterhead]

HQ/CS/CL.24B/8579
15 October 2001

Sir,

      Sub:  Shareholding Pattern

Pursuant to clause 35 of the listing agreement with Indian Stock Exchanges, please find sent herewith shareholding pattern of VSNL as on 30 September 2001.

Yours faithfully,
For VIDESH SANCHAR NIGAM LIMITED


/s/ R.N. Aditya
R.N. Aditya
Assistant Company Secretary

1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Delal Street, Mumbai - 400 001. Fax No. (22) 2722061, 2721072.

2. The Secretary, Madras Stock Exchange Limited, Post Box No. 183, 11, Second Line Beach, Chennai - 600 001. Fax No. (44) 524 48 97.

3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No. (33) 220 25 14/28 37 24.

4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No. (11) 329 21 81.

5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051, Fax Nos.: (22) 6598237/38.

6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg., Lower Parel, Mumbai - 400 013, Fax Nos.:
      497 29 93.

7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021, Fax No. 204 49 42.

8. Head Office: M/s. Sharepro Services, Satam Estate, 3rd Floor, Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168/820 2108/820 2114, Fax 837 5646.

9. Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange, No: +1 2126565071.

10. Shri Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai
      - 400 023, Fax: 267 3199

11.   Shri S. Kannan, DGM(PA), for SEC filing requirements, Fax 1195.

12.   Shri U.C. Burman, DGM (Internet), for hosting on website.

                          VIDESH SANCHAR NIGAM LIMITED
                      SHAREHOLDING PATTERN AS ON 30.09.2001

       CATEGORY                                       NO. OF      PERCENTAGE OF
                                                    SHARES HELD    SHAREHOLDING
--------------------------------------------------------------------------------
A.     PROMOTER'S HOLDING

1      Promoters/Central Govt. Including                150961440          52.97
       Nominees of President of India

2      Persons acting in Concert #                           ----           ----

       SUB-TOTAL                                        150961440          52.97

B.     NON-PROMOTERS HOLDING

3      Institutional Investors

a.     Mutual Funds and UTI                               8812141           3.09

b.     Banks, Financial Institutions, Insurance          12291094           4.31
       Companies (Central/State Govt.
       Institutions/Non-Government Institutions)

c.     Flls/ADR/Foreign Bank                            100930883          35.41

       SUB-TOTAL                                        122034118          42.82

4      OTHERS

a.     Private Corporate Bodies                           3173777           1.11

b.     Indian Public                                      8576716           3.01

c.     NRIs/OCBs                                           246293           0.09

d.     Any other (NSDL in Transit)                           7656           0.00

       SUB-TOTAL                                         12004442           4.21

       GRAND TOTAL                                      285000000         100.00


       STATEMENT OF SHAREHOLDING OF ENTITIES/PERSONS HOLDING MORE THAN
               1% OF THE SHARES OF THE COMPANY AS ON 30.09.2001

      NOTE I

       NAME                                           HOLDING           %
--------------------------------------------------------------------------------
A.     PROMOTER'S HOLDING

1      Central Govt. as Nominees of President of        150961440          52.97
       India

B.     NON PROMOTERS HOLDINGS

a.     Mutual Funds & UTI

       i.  Unit Trust of India                            4600362           1.61

b.     Financial Institutions

       ii.  Life Insurance Corp of India                  2956575           1.04

C.     FII/ADR

       i.  The Bank of New York                          80017274          26.08

       ii.  Templeton Investment Counsel Inc.             3000000           1.05


       NOTE II

       Total Foreign Holdings                           101177176          35.50